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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

Tender Offer/Rights Offering
Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Act Securities Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
MOWLEM PLC (Name of Subject Company)
N/A (Translation of Subject Company's Name into English (if applicable))
ENGLAND AND WALES (Jurisdiction of Subject Company's Incorporation or Organization)
MOWLEM PLC (Name of Person(s) Furnishing Form)
ORDINARY SHARES OF 25 PENCE EACH (Title of Class of Subject Securities)
N/A (CUSIP Number of Class of Securities (if applicable))

Mowlem PLC
White Lion Court, Swan Street, Isleworth, Middlesex TW7 6RN, United Kingdom

(Name, Address (including zip code) and Telephone Number (including area code) of Persons
Authorized to Receive Notices and Communications on Behalf of Subject Company)

Pamela Henry, Esq.
Kirkland & Ellis International LLP
Tower 42, 25 Old Broad Street, London EC2N 1HQ, United Kingdom
Tel: +44 (0) 20 7816 8700

April 26, 2004 (Date Tender Offer/Rights Offering Commenced)

PART I-INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents.

        Included with this Form CB are:

        MOWLEM PLC SCRIP DIVIDEND CIRCULAR

        LETTER TO SHAREHOLDERS

Item 2.    Informational Legends.

        All appropriate legends have been included in the materials delivered to shareholders.

PART III-CONSENT TO SERVICE OF PROCESS

Included with this Form CB is a Form FX executed by Law Debenture Corporate Services Inc.

PART IV-SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOWLEM PLC

By:	/s/ KEITH WOODWARD
Name:	Keith Woodward
Title:	Corporate Secretary
Date:	April 26, 2004

        This document is important and requires your immediate attention.If you are in any doubt as to the action you should take, please consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000 immediately. If you have sold or otherwise transferred all or any of your ordinary shares of 25p each in the capital of Mowlem plc ("Ordinary Shares"), you should send this document, together with the accompanying Form of Election or Statement of Entitlement, to the purchaser or transferee or the person who sold or transferred the Ordinary Shares for you.That person can then pass these on to the new owner of the Ordinary Shares. However, except as set out in this document,those documents should not be forwarded to or sent in,into or from the United States,Canada,South Africa or Japan.

        If you wish to receive the full amount of the dividend in cash and a scrip dividend mandate is not in force in respect of your holding, or if you hold fewer than 38 Ordinary Shares, or if you have already given, and not revoked, a scrip dividend mandate and you wish to receive the dividend in fully paid Ordinary Shares,you should take no further action.

M O W L E M    p l c

        (Incorporated under the Companies Acts 1862-1985 in England and Wales with registered number 77628)

Registered Office:
White Lion Court, Swan Street, Isleworth, Middlesex TW7 6RN
Tel: 020 8568 9111
26th April 2004

Dear Shareholder,

Scrip Dividend Alternative to the Final

Dividend of 5.1p per Ordinary Share

        I am pleased to advise you that your Board has decided that the holders of Ordinary Shares entitled to the final dividend for the year ended 31st December 2003 will be given the opportunity to elect to receive all or part of that dividend in the form of fully paid Ordinary Shares instead of cash.

        An ordinary resolution renewing the Directors' authority to offer holders of Ordinary Shares the opportunity to elect to receive fully paid Ordinary Shares instead of a cash dividend was approved by shareholders at the Annual General Meeting of Mowlem plcheld on 23rd May 2002.

        The final dividend of 5.1p per Ordinary Share for the year ended 31st December 2003 was recommended to be paid by the Board on 3rd March 2004 and, if approved by shareholders at the Annual General Meeting on 20 May 2004, will be payable on 1st July 2004 to holders of Ordinary Shares on the register at the close of business on 12th March 2004.

        Holders of Ordinary Shares who so elect, will receive one new fully paid Ordinary Share for every 38 Ordinary Shares held by them, instead of the full cash dividend on those shares. Election may only be made in respect of a multiple of 38 Ordinary Shares; dividend entitlements in respect of the balance of all electing ordinary shareholders' holdings of Ordinary Shares will be paid in cash.

        This entitlement has been calculated on the basis of the average of the middle market quotations for the Ordinary Shares derived from the London Stock Exchange Daily Official List for the five business days commencing on 10th March 2004. The price for each new Ordinary Share calculated on this basis is 193.1p.

        For holders of Ordinary Shares who wish to receive future dividends in the form of fully paid Ordinary Shares rather than in cash on occasions when a scrip dividend alternative is offered, the Company operates a "Mandate Scheme", details of which are set out in Part 3 of the Appendix to this circular. If you have already given, and not revoked, a scrip dividend mandate, you will find enclosed with this circular a "Statement of Entitlement" detailing the number of Ordinary Shares which will automatically be allotted to you instead of a cash dividend.

        For holders of Ordinary Shares who have not already given a scrip dividend mandate, a Form of Election is enclosed with this circular. If you decide to elect to receive Ordinary Shares in lieu of the final dividend for the year ended 31st December 2003 in respect of all or part of your shareholding, the Form of Election should be completed and returned to the Company's registrars at Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA using the reply paid facility so as to be received by them not later than 3.00 p.m. on 19th May 2004. If you wish to receive the whole of the final dividend in cash, or if you hold fewer than 38 Ordinary Shares, you need take no action whatsoever.

        The scrip dividend offer gives holders of Ordinary Shares the opportunity to increase their shareholding in the Company without paying any dealing costs or stamp duty. Whether or not you decide to elect to receive Ordinary Shares in lieu of cash will, of course, depend upon your own circumstances. If you are in any doubt as to the action you should take, you are strongly advised to take professional advice.

        If all holders of Ordinary Shares decided to receive the final dividend for the year ended 31st December 2003 in cash, the total cash dividend payable by the Company would be approximately £7.1 million. If, instead, all holders of Ordinary Shares elected to receive that dividend in the form of fully paid Ordinary Shares, approximately 3.6 million Ordinary Shares would be issued (ignoring any reduction in respect of fractions) representing an increase of 2.63 per cent. in the Company's issued Ordinary Share capital.

        Further details of the scrip dividend alternative, an outline of the taxation consequences and details of the Mandate Scheme are set out in the Appendix to this circular and should be read carefully.

Yours faithfully,

Charles M. Fisher Chairman

Appendix
Details of the Scrip Dividend Alternative

Part 1
General Information

1.    Terms of the scrip dividend alternative

        Holders of Ordinary Shares who were on the register at the close of business on 12th March 2004 may elect to receive one new Ordinary Share, credited as fully paid, for every 38 Ordinary Shares registered in their names on that date together with a nominal cash dividend of 0.01842p paid on each share in respect of which a valid election is made, in place of the cash dividend of 5.1p per share ("the full cash dividend").

        The election may be made by holders of Ordinary Shares in respect of all or part of their holding of Ordinary Shares. The right to elect is not transferable.

        The election should be in respect of the number of EXISTING ORDINARY SHARES on which you wish to elect. The full cash dividend will be paid in respect of the non-elected balance of your existing Ordinary Shares.

        The new Ordinary Shares will, on allotment, be credited as fully paid and will thereafter rank for future dividends and in all other respects pari passu with the existing issued Ordinary Shares subject to the Memorandum and Articles of Association of the Company.

2.    Fractions

        As no holder of Ordinary Shares may receive a fraction of a new Ordinary Share, a full cash dividend will be paid and sent in accordance with normal instructions on any balance of a holding of Ordinary Shares in respect of which new Ordinary Shares cannot be allotted.

3.    Basis of allotment

        The entitlement of one new Ordinary Share for every 38 Ordinary Shares registered in a shareholder's name at the close of business on 12th March 2004 has been calculated on the basis of the final dividend for the year ended 31st December 2003 of 5.1p per Ordinary Share (for the avoidance of doubt excluding the associated tax credit) and a price for each new Ordinary Share of 193.1p. This price is the average of the middle market quotations for the Company's Ordinary Shares derived from the London Stock Exchange Daily Official List for the five business days commencing on 10th March 2004, being the date on which the Ordinary Shares were first quoted ex-dividend. The price for each new Ordinary Share, plus the nominal cash dividend of 0.01842p paid on each share in respect of which a valid election is made, corresponds to the full cash dividend.

4.    Taxation

        The taxation consequences of an election to receive new Ordinary Shares in lieu of the full cash dividend will depend on each shareholder's personal circumstances. A summary of the likely tax consequences for United Kingdom shareholders is set out in Part 2 of this Appendix. If you are in any doubt as to your tax position, you should consult your professional adviser before taking any action.

5.    How to make the election

        If you hold 38 or more Ordinary Shares and you wish to receive new Ordinary Shares instead of a cash dividend in respect of all or any part of your shareholding and there is no current scrip dividend mandate in force in respect of your holding, you should complete the enclosed Form of Election and send it to the Company's registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, so as to reach them not later than 3.00 p.m. on 19th

May 2004. No acknowledgement of receipt of Forms of Election will be given. If the Form of Election is not received by the Company's registrars by the time and date stated, the full cash dividend will be paid in respect of all the Ordinary Shares which you hold.

        If, on the Form of Election, you do not specify the number of EXISTING ORDINARY SHARES ON WHICH YOU WISH TO ELECT in Box 3, then you will be deemed to have elected to receive the number of new Ordinary Shares specified in Box 2, being the maximum number of Ordinary Shares which can be allotted to you in respect of the number of Ordinary Shares registered in your name(s) as at the close of business on 12th March 2004.

        If you wish to receive the whole of the final dividend in cash and a scrip dividend mandate is not in force in respect of your holding, or if you hold fewer than 38 Ordinary Shares, or if you have already given, and not revoked, a scrip dividend mandate and you wish to receive the final dividend in fully paid Ordinary Shares, you need take no action whatsoever. If you have already given, and not revoked, a scrip dividend mandate, and you wish to receive the final dividend in cash, you should follow the instructions set out in the Statement of Entitlement in order to revoke your mandate. If your mandate has not been revoked by 3.00 p.m. on 19th May 2004, you will receive Ordinary Shares in respect of the final dividend.

6.    Overseas Ordinary Shareholders

        The new Ordinary Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended ("the Securities Act") or the securities laws of any state of the United States and, accordingly, may not be offered, sold, transferred, assigned, pledged or delivered directly or indirectly in, into or from the United States or to or for the account or benefit of a US person, each as defined in Regulation S under the Securities Act, at any time, except pursuant to the terms of applicable exemptions under the Securities Act and state securities laws and as may be agreed by the Company in writing. "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia; "US person" includes any natural person resident in the United States, any partnership or corporation organised or incorporated under the laws of the United States, any estate of which any executor or administrator is a US person and any trust of which any trustee is a US person.

        For US persons only: This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country which may be different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal security laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be resident of a foreign country. You may not be able to sue the foreign company or its officers and directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States Courts judgment.

        Relevant clearances have not been, and will not be obtained from the securities regulatory authority of any province or territory of Canada. Save as described below, the election to receive new Ordinary Shares in place of a cash dividend is not therefore being offered to or for the account of any resident of Canada except shareholders resident in the provinces of British Columbia, Alberta or Ontario, or except upon the terms agreed by the Company in writing in accordance with all applicable laws. Any resale of any Ordinary Shares by shareholders resident in Canada must be made in accordance with applicable securities law which will vary depending on the relevant jurisdiction. References to Canada include its territories, possessions and all areas subject to its jurisdiction and any political subdivision thereof.

        The new Ordinary Shares may not be offered, sold, transferred or delivered directly or indirectly in, into or from South Africa or Japan or to or for the account or benefit of a South African or Japanese person.

        No person in any territory other than the United Kingdom may treat this invitation as applying to him unless in such territory such an invitation could lawfully be made to him without compliance with additional registration or other legal requirements. It is the responsibility of any such person wishing to elect to receive new Ordinary Shares to satisfy himself as to the full observance of the laws of such territory including obtaining any governmental or other consents which may be required.

7.    If you have recently bought Ordinary Shares

        If you bought Ordinary Shares before 10th March 2004 (the date on which the quotation for such shares became ex-dividend) but this had not been recorded on the register at the close of business on 12th March 2004 (the record date) and you wish to elect to receive new Ordinary Shares instead of a cash dividend, you should consult your stockbroker or agent without delay. If no Form of Election is received in respect of those shares, you will only be entitled to receive the cash dividend.

8.    If you have sold Ordinary Shares

        If you have sold all or some of your holding of Ordinary Shares before 10th March 2004 (the date on which the quotation for such shares became ex-dividend), but those shares are included in the number shown in Box 1 on your Form of Election or Statement of Entitlement you should consult your stockbroker or agent without delay. Your stockbroker or agent will then advise you as to what action you should take. If you have sold all of your holding of Ordinary Shares you should pass this circular and the accompanying Form of Election or Statement of Entitlement, to the purchaser or transferee or the person who sold or transferred the Ordinary Shares for you. That person can then pass these on to the new owner of the Ordinary Shares. However, except as set out above, those documents should not be taken, forwarded to or sent or distributed in, into or from the United States, Canada, Australia, South Africa or Japan.

9.    Delivery and listing of the new Ordinary Shares

        Application will be made to the UKListing Authority and London Stock Exchange plc for admission of the new Ordinary Shares to, respectively, the Official List of the UKListing Authority (the "Official List") and to trading on the London Stock Exchange's market for listed securities which is expected to occur on 1st July 2004. The new Ordinary Shares will on issue rank pari passu in all respects with the existing issued Ordinary Shares and will rank for all future dividends subject to the Memorandum and Articles of Association of the Company. Subject to admission to the Official List and to trading on the London Stock Exchange's market for listed securities, holders of Ordinary Shares who hold their existing Ordinary Shares in certificated form on the 12th March 2004 (the record date) will be allotted and issued their Ordinary Shares as certificated shares and will be posted share certificates for such new Ordinary Shares at their own risk on 30th June 2004 together with the dividend cheques in respect of any remaining cash dividend entitlement.

        Shareholders who hold their existing Ordinary Shares in uncertificated form on 12th March 2004 (the record date) will be allotted and issued their new Ordinary Shares as uncertificated shares on 1st July 2004, unless the Company is unable to do so under the provisions of the Uncertificated Securities Regulations 2001 (SI2001 No. 01/3755) or the facilities and requirements of CREST, in which case such shares shall be issued as certificated shares and share certificates for such new Ordinary Shares will be posted to such shareholders at their own risk on 30th June 2004 together with the dividend cheques in respect of any remaining cash dividend entitlement.

        Where new Ordinary Shares are issued as uncertificated shares, the Company will procure that CRESTCo. Limited is instructed to credit the shareholder's stock account in CREST with such shareholder's entitlement to new Ordinary Shares. The stock account will be an account under the same participant ID and member account ID as the Ordinary Shares from which the new Ordinary Shares are derived.

        Dealings in the new Ordinary Shares are expected to begin on 1st July 2004. In the unlikely event that the new Ordinary Shares are not admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, Forms of Election and existing scrip dividend mandates will be disregarded and the cash dividend will be paid in the usual way.

10.    General

        Further copies of this circular and duplicate Forms of Election and Statements of Entitlement may be obtained from the Company's registrars, Computershare Investor Services PLC, P.O. Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB from the date of this Circular up to and including 19th May 2004.

Part 2
Taxation

        The tax effect for a holder of Ordinary Shares making an election to receive new Ordinary Shares instead of a cash dividend will depend upon the personal circumstances of that shareholder. Set out below is a summary of the likely tax consequences for United Kingdom resident holders of Ordinary Shares of making an election under current United Kingdom legislation.

        This summary of the likely taxation treatment is not exhaustive and does not consider the position of any holder of Ordinary Shares not resident in the United Kingdom for tax purposes or special classes of shareholders such as employees or office-holders. If you are in any doubt as to your position, you are strongly advised to consult your professional adviser before taking any action. This summary is based on law and practice in relation to the tax year 2004-2005.

(a)
UK Resident Individuals

        Where individuals elect to take new Ordinary Shares instead of a cash dividend, they will be treated as having received gross income of an amount which, when reduced by income tax at the rate of 10 per cent. is equal to the cash dividend ("the cash equivalent") which would have been received had they not elected to take up new Ordinary Shares, subject as mentioned in (e) below. For example, if an individual takes new Ordinary Shares worth £90 instead of a cash dividend of £90, he will be treated as receiving gross income of £100 and as having paid income tax of £10.

        Individuals, who (after taking into account their receipt of new Ordinary Shares) pay income tax at a rate no higher than the basic rate, will have no further liability to tax in respect of the receipt of new Ordinary Shares.

        Individuals, whose total income for tax purposes (after taking into account the gross amount of income which they are treated as having received as mentioned above) exceeds the threshold for the higher rate of income tax will be liable to tax at the Schedule F upper rate (32.5 per cent. in 2004-2005) on the gross income which they are treated as having received as described above to the extent that such income exceeds the threshold for higher rate income tax. Thus, in the above example, the individual will be liable to tax of £32.50 (i.e. £100 at 32.5 per cent.) less £10 tax treated as having been paid, leaving him with a net tax liability of £22.50 still to pay. For this purpose, dividend income is treated as the top slice of an individual's income.

        For capital gains tax purposes, if an election to receive new Ordinary Shares instead of a cash dividend is made, the new Ordinary Shares will be treated as having been acquired for a consideration equal to the cash equivalent, subject to paragraph (e) below.

(b)    UK Resident Trustees

        Where trustees who are liable to pay income tax on dividends at the Schedule F trust rate (32.5 per cent in 2004-2005) elect to receive new Ordinary Shares instead of the cash dividend, the same grossing up procedure as outlined above for individuals will apply in computing dividend income subject to such tax so that if trustees received new Ordinary Shares worth £90 instead of a cash dividend of £90 they would be treated as having received gross income of £100 and as having paid tax of £10. Accordingly, they will have a further tax liability of £22.50.

        For capital gains tax purposes, if an election to receive new Ordinary Shares instead of a cash dividend is made, the new Ordinary Shares will be treated as having been acquired for a consideration equal to the cash equivalent, subject to paragraph (e) below.

(c)    UK Resident Companies

        New Ordinary Shares received by corporate shareholders instead of a cash dividend will not be treated as franked investment income of such shareholders for corporation tax purposes. Corporation tax will not be chargeable on the new Ordinary Shares issued instead of the cash dividend. For the purposes of corporation tax on capital gains, the receipt of new Ordinary Shares will be treated as a bonus issue and accordingly the new Ordinary Shares will be treated as having been acquired as and when the existing shares in the enlarged holding were acquired and no consideration will be treated as given for the new Ordinary Shares.

(d)    UK Resident Gross Funds, Charities, Heritage Bodies and Scientific Research Organisations

        No tax credit will attach to the new Ordinary Shares and no repayment claims can be made in respect of a receipt of new Ordinary Shares.

(e)    Opening value

        Where the market value of the new Ordinary Shares on the first day of dealings on the London Stock Exchange (the "Opening Value") differs substantially (i.e. 15 per cent. or more above or below) from the cash equivalent of one new Ordinary Share the Inland Revenue will substitute that Opening Value as the cash equivalent for the purpose of calculating any taxes due. If this occurs, holders of Ordinary Shares will be sent a notice of the revised valuation which they should keep with their share certificate(s). This revised value is used for both income tax and capital gains tax purposes, but basic rate tax payers would have no further income tax liabilities.

(f)    Cash element

        The portion of the full cash dividend received by a holder of Ordinary Shares in the form of cash will be treated as a conventional dividend payment for tax purposes.

Part 3
The Mandate Scheme

1.    Introduction

        A Mandate Scheme has been introduced for the convenience of those holders of Ordinary Shares who wish to elect automatically to receive fully paid Ordinary Shares instead of cash in respect of all future dividends to which they may be entitled if, and to the extent that, a scrip dividend alternative is offered. If there is a current scrip dividend mandate already in force in respect of your holdings then you need not take any further action unless and until you wish to cease to receive dividends in the form of fully paid Ordinary Shares.

        The Mandate Scheme is entirely optional, but any mandate given will remain valid in respect of all dividends declared if, and to the extent that, a scrip dividend alternative is offered, unless or until revoked or terminated in accordance with paragraph 5 below or unless or until the Mandate Scheme is terminated in accordance with paragraph 6 below.

2.    Completing a mandate

        In order to elect to receive fully paid Ordinary Shares instead of cash in respect of all future dividends declared and to which you may be entitled, if and to the extent that a scrip dividend alternative is offered, you should place an "X' in Box 4 of the enclosed Form of Election and return it to the Company's registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3FA, using the reply paid facility so as to be received by them not later than 3.00 p.m. on 19th May 2004.

3.    Mandates to be for entire holdings of Ordinary Shares

        Mandates in respect of future dividends will be accepted only for elections in respect of a shareholder's entire holding of Ordinary Shares at the record date of the relevant future dividend.

4.    Procedure

        Holders of Ordinary Shares who implement a scrip dividend mandate will receive prior to the payment of each dividend scrip dividend entitlement advice setting out the basis of their entitlement to new Ordinary Shares.

5.    Revocation and termination of a mandate

        A holder of Ordinary Shares may revoke a mandate previously made by him by giving notice in writing to the Company's registrars, Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA, subject to below, at any time. Such notice will take effect upon its receipt by the Company's registrars in respect of all dividends payable on or after the date of receipt of such notice, other than in respect of a dividend for which a scrip dividend alternative has been offered and for which the latest time by which holders of Ordinary Shares must complete Forms of Election in order to receive that dividend in the form of fully paid Ordinary Shares has passed. In order to revoke a mandate for the purposes of this scrip dividend alternative, notice must be given to the Company's registrars at Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 3FA. This notice must be received by the Company's registrars not later than 3.00pm on 19th May 2004. A mandate will terminate automatically with effect from the date of registration of the transfer, if a holder of Ordinary Shares sells or otherwise transfers all of his/her Ordinary Shares to another person. A mandate will also terminate on the date of notification of the death of a holder of Ordinary Shares, unless that shareholder's Ordinary Shares were held jointly.

6.    Modification or termination of the Mandate Scheme

        The Mandate Scheme may be modified or terminated at any time by the Company on giving not less than three months' notice in writing to holders of Ordinary Shares. In the case of any modification, mandates then in effect will be deemed to remain valid under the Mandate Scheme as modified.

7.    Directors' discretion

        The operation of the Mandate Scheme is subject to the Directors' decision to offer a scrip dividend alternative in respect of any dividend declared. If the Directors decide at their discretion not to offer a scrip dividend alternative in respect of any particular dividend, any dividend will be paid in cash in the usual way.

8.    Nominal dividend

        A nominal cash dividend will be paid in each year in respect of each Ordinary Share on which a valid election has been made under the Mandate Scheme.

(LETTERHEAD OF CORPORATE SHAREHOLDER)

         This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country which may be different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal security laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be resident of a foreign country. You may not be able to sue the foreign company or its officers and directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States Courts judgment.

26th April 2004

The Secretary,
Mowlem plc ("the Company"),
White Lion Court,
Swan Street,
Isleworth,
Middlesex.
TW7 6RN

Dear Sir,

Scrip Dividend Alternative

        We acknowledge that we have received and carefully reviewed a copy of the Company's circular to shareholders dated 26th April 2004 relating to the Company's Scrip Dividend Alternative ("the Circular"). Terms defined in the Circular shall have the same meaning when used in this letter, unless the context otherwise requires. In connection with our completion and submission of a scrip dividend Form of Election and the allotment to us in due course of new Ordinary Shares pursuant thereto, we hereby represent and warrant that:

1.
We understand and acknowledge that the new Ordinary Shares will be allotted to us in transactions which are exempt from the registration requirements of the United States Securities Act of 1933, as amended ("the Securities Act") and from any similar requirements of any applicable securities laws of any State of the United States ("Applicable State Law") and that the new Ordinary Shares have not been registered or qualified under the Securities Act or under Applicable State Law and therefore may not be offered, sold, transferred, assigned, pledged, hypothecated or otherwise disposed of, directly or indirectly, in the United States unless subsequently registered or qualified under the Securities Act and under Applicable State Law or unless any exemptions from the registration requirements of the Securities Act and Applicable State Law are available. As used herein, "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia. The term "US person" has the meaning ascribed to it in Regulation S under the Securities Act.

2.
We have had access to such financial and other information as we deem necessary in respect of our decision to acquire the new Ordinary Shares. Our prior investment experience and our general knowledge about the management, operations and prospects of the Company enable us to make an informed decision with respect to an investment in the Company.

3.
We are accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and sophisticated institutional investors within the meaning of Section 4(2) of the Securities Act and have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment in the new Ordinary Shares and of making an informed investment decision. We are able to bear the economic risk of such investment, to hold the new Ordinary Shares indefinitely and presently to afford a complete loss of this investment.

4.
We are acquiring the new Ordinary Shares in good faith solely for our own account, for investment purposes only and not with a view to or in connection with any resale or distribution or other disposition thereof by us. We agree that we will not offer, sell, transfer, assign, pledge, hypothecate or otherwise dispose of the new Ordinary Shares in the United States or to any US person (each as defined in Regulation S under the Securities Act) except pursuant to an effective registration statement under the Securities Act or in accordance with the provisions of Regulation S under the Securities Act and, in each case, in accordance with Applicable State Law, unless the Company has received (i) a written opinion of counsel, satisfactory to the Company, to the effect that such transaction is exempt from the registration requirements of the Securities Act and is in accordance with Applicable State Law and (ii) such other certifications and other information as the Company may reasonably require to confirm that the proposed sale complies with the foregoing restrictions. We understand that there are substantial restrictions on the transferability of, and that there will be no public United States market for, the new Ordinary Shares, and we confirm that we have no need for liquidity in this investment.

5.
We understand that the Certificate(s), if any, evidencing the new Ordinary Shares will bear the following legend:-

  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER ANY STATE OR FEDERAL LAW OF THE UNITED STATES AND NEITHER THE SHARES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF WITHOUT REGISTRATION UNDER THE US SECURITIES ACT 1933, AS AMENDED (THE "SECURITIES ACT") AND ANY APPLICABLE STATE SECURITIES LAWS, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT, UNLESS THE COMPANY IS PROVIDED WITH A WRITTEN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY, THAT SUCH SALE, TRANSFER, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION OR QUALIFICATION UNDER APPLICABLE US STATE AND FEDERAL LAWS AND SUCH OTHER INFORMATION AS THE COMPANY MAY REASONABLY REQUIRE".

6.
The foregoing representations, warranties and undertakings are made by us with the intent that they be relied upon in determining our suitability to receive new Ordinary Shares in lieu of cash dividends, and the undersigned hereby agrees that such representations and warranties shall survive the acceptance by the Company of this letter and any allotment of new Ordinary Shares. If any of the representations, warranties or acknowledgements contained herein shall at any time become untrue, we agree immediately to notify the Company in writing. We also agree that we may not cancel, terminate or revoke this letter.

Yours faithfully,

For and on behalf of [Corporate Shareholder]

Mowlem plc

(Registered in England Number 77628) Registered Office: White Lion Court. Swan Street, Isleworth, Middlesex TW7 6RN.

This form is not transferable
THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, PLEASE CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 IMMEDIATELY.

Reference Number

Statement of Entitlement
Scrip Dividend Alternative to the final dividend of 5.1p cash per Ordinary Share for the year ended 31st December 2003

Box (1) Number of Ordinary Shares registered in your name(s) at the close of business on 12th March 2004	Box (2) Maximum number of new Ordinary Shares to be allotted

In accordance with your instructions given under the Mandate Scheme, the number of new Ordinary Shares indicated in Box 2 above will automatically be allotted to you credited as fully paid, instead of cash in respect of the final dividend for the year ended 31st December 2003 of 5.1p per Ordinary Share in respect of the holding shown in Box 1. The allotment will be made on the terms of the accompanying letter from the Chairman to shareholders dated 26th April 2004 (the Circular) and will be subject to the Memorandum and Articles of Association of the Company. Terms defined in the Circular bear the same meaning in this Statement of Entitlement unless the context otherwise requires.

If you do not wish to receive new Ordinary Shares in respect of the whole of the final dividend, a letter revoking your scrip dividend mandate must be received by the Company s registrars at the address shown below not later than 3.00pm on 19th May 2004 in which case a cash dividend will be paid in respect of your total holding. If you wish to receive new Ordinary Shares in respect of only part of the proposed final dividend, you must revoke your scrip dividend mandate by letter to the Company s registrars and obtain a Form of Election from Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB in time to return the Form of Election to the registrars not later than 3.00pm on 19th May 2004.

If you revoke your scrip dividend mandate, it will not be valid in respect of any future dividends for which a scrip dividend alternative is offered. You will accordingly be sent a Form of Election in relation to any such future dividend which you will need to complete and return at the appropriate time in order to receive Ordinary Shares instead of cash in respect of any such dividend.

If you take no action, the new Ordinary Shares
shown in Box 2 will automatically be allotted to
you. You need take no action unless
you wish to receive a cash dividend instead
of all or some of those shares.

Forms of Election should be obtained from Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol BS99 3EB to whom all enquiries regarding this statement should be addressed.	10R00B

MR A SAMPLE 012345 MR A SAMPLE DESIGNATION (IF ANY) ADD1 ADD2 ADD3 ADD4 ADD5 ADD6 ADD7 MR B SAMPLE MR C SAMPLE MR D SAMPLE

Before completing this form, please see the explanatory notes overleaf.

I/We hereby appoint the Chairman of the Meeting OR the following person: (The proxy need not be a member of the Company)

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of Mowlem plc to be held at 10.00am on 20th May 2004 at Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB and at any adjournment of the meeting. I/We would like my/our proxy to vote on the resolutions proposed at the meeting as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or withhold a vote in relation to any business of the meeting.

Signature (Please sign in the box above) Any one joint holder may sign

2 0 0 4

Date

Kindly Note:    This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon.

This personalised form is not transferable as between different (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

Mowlem plc
Form of Proxy

# The Vote Withheld below is provided to enable you to abstain on any particular resolution, however, it should be noted that a Vote Withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes For and Against a resolution.

Resolutions
		For	Against	# Vote Withheld
1	To receive and adopt the audited Accounts for the year ended 31st December 2003.	☐	☐	☐
2	To declare a final dividend of 5.1p per share.	☐	☐	☐
3	To re-elect, by rotation, Sir John Gains as a Director.	☐	☐	☐
4	To re-elect, by rotation, Mr C.M. Fisher as a Director.	☐	☐	☐
5	To re-elect, by rotation, Mr A.M. Fry as a Director.	☐	☐	☐
6	To re-appoint the auditors and authorise the Directors to fix their remuneration.	☐	☐	☐
7	To receive and approve the Directors Remuneration Report.	☐	☐	☐
8	To authorise the Directors to allot Shares.	☐	☐	☐
9	To authorise the Directors to disapply Section 89(1) of the Companies Act 1985.	☐	☐	☐
10	To authorise the Company to make market purchases of Company Shares.	☐	☐	☐
11	To approve the Mowlem Sharesave Scheme 2004.	☐	☐	☐

A68452
C1234567890
10R01A

Please detach	Mowlem plc AGM Attendance Card

The Annual General Meeting of Mowlem plc will be held at the Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB on Thursday 20th May, 2004 at 10.00am. If you wish to come to the Meeting please bring this card with you and present it on arrival.
A map showing how to get to Dresdner Kleinwort Wasserstein is shown overleaf.

Mowlem plc

Note: A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A member of the Company can appoint his/her own proxy by inserting his/her name in the space provided. In the case of a corporation, the proxy must be under the Common Seal of the corporation or its equivalent or under the hand of an officer or attorney duly authorised. In the case of joint holders, only one need sign but the names of all joint holders should be given. Any amendments to the proxy should be initialled. To be valid a proxy and, where applicable, the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be returned to Computershare Investor Services PLC, Registrar s Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB not less than 48 hours before the time fixed for the Meeting.

The completion and lodging of this proxy will not preclude the member from attending and voting at the Meeting in person instead of the proxy, if such member wishes to do so.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at the close of business on 18th May 2004 will be entitled to attend and to vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes in the entries on the register after the close of business on 18th May 2004 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

Please detach	10R02A

Mowlem plc Annual General Meeting will be held at Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB.

Mowlem plc

(Registered in England Number 77628) Registered Office: White Lion Court. Swan Street, Isleworth, Middlesex TW7 6RN.

This form is not transferable
THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, PLEASE CONSULT YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT PROFESSIONAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 IMMEDIATELY

Reference Number

Form of Election
Scrip Dividend Alternative to the final dividend of 5.1p cash per Ordinary Share for the year ended 31st December 2003

This form of Election should not be completed by shareholders wishing to receive the final dividend in cash on the whole of their holding of Ordinary Shares.

Box (1) Number of Ordinary Shares registered in your name(s) at the close of business on 12th March 2004	Box (2) Maximum number of new Ordinary Shares to be allotted	Box (3) Only complete this Box if you wish to receive fewer new Ordinary Shares than are shown in the Box 2. See note 2 below	Box (4) Mark with an X to effect a standing manndate in respect of future dividends. See note 3 below

1.
If you wish to receive any new Ordinary Shares, credited as fully paid, instead of the final dividend in cash for the financial year ended 31st December 2003 on the WHOLE OR ANY PART of your holding, you must complete and sign this Form of Election and return it to the Company s registrars so as to be received not later than 3.00pm on 19th May 2004. Unless this is done you will receive the final dividend in cash on your entire holding. Please allow at least two days for postal delivery.
2.
If you wish to receive the maximum number of new Ordinary Shares shown in Box 2, do not complete Box 3. If you wish to take new Ordinary Shares in respect of only part of your holding, enter in Box 3 the exact number of EXISTING ORDINARY SHARES ON WHICH YOU WISH TO ELECT. You will then receive a cash dividend in respect of the non-elected balance of your existing Ordinary Shares. If the number entered in Box 3 is greater than the figure in Box 1 your election will be processed by the registrars and you will receive the new Ordinary Shares shown in Box 2. Your entitlement has been calculated as described in the Appendix to the accompanying letter from the Chairman dated 26th April 2002 (the Circular). Terms defined in the Circular bear the same meaning in this Form of Election unless the context otherwise requires.
3.
If you wish to receive, on a routine basis, future dividends in the form of fully paid Ordinary Shares instead of in cash on the occasions that the scrip dividend alternative is offered in respect of future relevant dividends, place an X in Box 4. You will then receive such new Ordinary Shares on the same terms and conditions as any future scrip dividend alternative offered to other shareholders. A Mandate scheme can only be made in respect of your entire holding and will remain valid until revoked or terminated in the manner described in Paragraph 4 of Part 3 of the Appendix in the Circular.

To the Directors of Mowlem plc

I/we the undersigned, being the registered holder(s) at the close of business on 12th March 2004 of Ordinary Shares in Mowlem plc herby give notice that, in respect of the number of Ordinary Shares shown in Box 1 above (or, if fewer, the number of existing Ordinary Shares stated in Box 3 above), I/we irrevocably elect to receive, instead of cash in respect of the full amount of the final dividend for the financial year ended 31st December 2003 of 5.1p per Ordinary Share, an allotment of new Ordinary Shares, credited as fully paid, on the terms set out herein and in the Circular and subject to the Memorandum and Articles of Association of the Company as from time to time varied. I/We declare that

I am not/we are not (a) US person(s) nor on the date hereof am I/are we in the United States nor am I/are we holding Ordinary Shares or applying to receive new Ordinary Shares for the account or benefit of a US person, none of the funds used by me/us to effect the purchase of Ordinary Shares have been obtained from US persons, and I/we will not transfer any Ordinary Shares or any interest therein to a US person or in the United States.

If so indicated in Box 4 above, I/we elect on the terms of the Mandate Scheme as set out in the Circular and in respect of my/our entire holding of Ordinary Shares in the Company on the record date(s) of the relevant dividend, to receive instead of cash an allotment of new Ordinary Shares, credited as fully paid, together with (if appropriate) a nominal cash dividend, in respect of all subsequent dividends of the Company declared after the date hereof to the extent that, and on the same terms and conditions as, such a right of election is made available by the Company to ordinary shareholders.

I/We hereby authorise you to send at my/our risk by first class post a definitive share certificate in respect of any new Ordinary Shares allotted to me/us pursuant to the form of election and/or (if applicable) procure that CRESTCo Limited is instructed to credit my/our stock account in CREST under the same participant ID and member account ID as the Ordinary Shares from which my/our entitlement to new Ordinary Shares is derived.

If I/we have so indicated in Box 4 above, an allotment of Ordinary Shares should be issued in respect of all subsequent dividends of the Company to the extent that such a right of election is made available by the Company to ordinary shareholders, until I/we cancel my/our mandate.

Date	2004

(1) Signature	(2) Signature

(3) Signature	(4) Signature

In the case of joint holders ALL must sign. In the case of a corporation, this Form of Election should be executed in accordance with section 36A of the Companies Act 1985 or be signed on its behalf by a duly authorised official whose capacity should be stated or by an attorney. All enquiries regarding this Form of Election should be addressed to Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol. BS99 3EB.

10QZXB

MR A SAMPLE 012345 MR A SAMPLE DESIGNATION (IF ANY) ADD1 ADD2 ADD3 ADD4 ADD5 ADD6 ADD7 MR B SAMPLE MR C SAMPLE MR D SAMPLE

Before completing this form, please see the explanatory notes overleaf.

I/We hereby appoint the Chairman of the Meeting OR the following person: (The proxy need not be a member of the Company)

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of Mowlem plc to be held at 10.00am on 20th May 2004 at Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB and at any adjournment of the meeting. I/We would like my/our proxy to vote on the resolutions proposed at the meeting as indicated on this form. Unless otherwise instructed, the proxy may vote as he or she sees fit or withhold a vote in relation to any business of the meeting.

Signature (Please sign in the box above) Any one joint holder may sign

2 0 0 4

Date

Kindly Note:    This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon.

This personalised form is not transferable as between different (i) account holders; (ii) classes of security; or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

Mowlem plc
Form of Proxy

# The Vote Withheld option below is provided to enable you to abstain on any particular resolution, however, it should be noted that a Vote Withheld is not a vote in law and will not be counted in the calculation of the proportion of the votes For and Against a resolution.

Resolutions
		For	Against	# Vote Withheld
1	To receive and adopt the audited Accounts for the year ended 31st December 2003.	☐	☐	☐
2	To declare a final dividend of 5.1p per share.	☐	☐	☐
3	To re-elect, by rotation, Sir John Gains as a Director.	☐	☐	☐
4	To re-elect, by rotation, Mr C.M. Fisher as a Director.	☐	☐	☐
5	To re-elect, by rotation, Mr A.M. Fry as a Director.	☐	☐	☐
6	To re-appoint the auditors and authorise the Directors to fix their remuneration.	☐	☐	☐
7	To receive and approve the Directors Remuneration Report.	☐	☐	☐
8	To authorise the Directors to allot Shares.	☐	☐	☐
9	To authorise the Directors to disapply Section 89(1) of the Companies Act 1985.	☐	☐	☐
10	To authorise the Company to make market purchases of Company Shares.	☐	☐	☐
11	To approve the Mowlem Sharesave Scheme 2004.	☐	☐	☐

A68451
C1234567890
10QZYA

Please detach	Mowlem plc AGM Attendance Card

The Annual General Meeting of Mowlem plc will be held at the Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB on Thursday 20th May, 2004 at 10.00am. If you wish to come to the Meeting please bring this card with you and present it on arrival.
A map showing how to get to Dresdner Kleinwort Wasserstein is shown overleaf.

Mowlem plc

        Note: A member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A member of the Company can appoint his/her own proxy by inserting his/her name in the space provided. In the case of a corporation, the proxy must be under the Common Seal of the corporation or its equivalent or under the hand of an officer or attorney duly authorised. In the case of joint holders, only one need sign but the names of all joint holders should be given. Any amendments to the proxy should be initialled. To be valid a proxy and, where applicable, the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, should be returned to Computershare Investor Services PLC, Registrar s Department, The Pavilions, Bridgwater Road, Bristol BS13 8FB not less than 48 hours before the time fixed for the Meeting.

The completion and lodging of this proxy will not preclude the member from attending and voting at the Meeting in person instead of the proxy, if such member wishes to do so.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders entered on the register of members of the Company at the close of business on 18th May 2004 will be entitled to attend and to vote at the aforesaid meeting in respect of the number of shares registered in their name at that time. Changes in the entries on the register after the close of business on 18th May 2004 will be disregarded in determining the rights of any person to attend or vote at the Meeting.

Please detach	10QZZA

Mowlem plc Annual General Meeting will be held at Dresdner Kleinwort Wasserstein, 20 Fenchurch Street, London EC3P 3DB.

QuickLinks

PART I-INFORMATION SENT TO SECURITY HOLDERS
  Item 1. Home Jurisdiction Documents.
  Item 2. Informational Legends.
PART III-CONSENT TO SERVICE OF PROCESS
PART IV-SIGNATURES
Appendix Details of the Scrip Dividend Alternative
Part 2 Taxation
Part 3 The Mandate Scheme
Scrip Dividend Alternative
Mowlem plc
Mowlem plc